Exhibit 4.9

EMPLOYMENT AGREEMENT

THIS AGREEMENT MADE THE 26 day of March, 2008

BETWEEN:

TEKMIRA PHARMACEUTICALS CORPORATION, a company incorporated under the laws of British Columbia (“the Company”), with offices at 200 - 8900 Glenlyon Parkway, Burnaby, British Columbia (fax: (604) 419-3201)

AND:

Ian Mortimer (the “Executive”), of

#8 – 1065 West 8th Avenue. Vancouver, BC V6H 1C3

WHEREAS:

A. The Company is in the business of acquiring, inventing, developing, discovering, adapting and commercializing inventions, methods, processes and products in the fields of chemistry, biochemistry, biotechnology and pharmaceuticals;

B. The Executive has the expertise, qualifications and required certifications to perform the services set out in the attached Appendix “A” (the “Services”);

C. The Company proposes to enter into a transaction with Protiva Biotherapeutics Inc. whereby, as of the Effective Date, the Company will purchase all the outstanding shares of Protiva Biotherapeutics Inc. from its shareholders in exchange for shares and options in the Company (the “Protiva Transaction”); and,

D. Contingent upon the successful closing of the Protiva Transaction by June 30, 2008 (or such later date as the parties hereto may mutually agree in writing) and commencing on the Effective Date, the Company wishes to continue to employ the Executive to perform services, and the Executive agrees to continue to provide the services to the Company on the terms and conditions herein set forth and in consideration of the payment by the company of $10.00, the receipt and sufficiency of which is hereby acknowledged:

NOW THEREFORE THIS AGREEMENT WITNESSES that the parties hereto agree as follows:

1. DEFINITIONS

In this Agreement:

(a) “Inventions” means all patents, patent applications, ideas, discoveries, inventions, formulae, algorithms, techniques, processes, know-how, trade secrets, and other intellectual property, including all expressions of such intellectual property in tangible form;

(b) “Confidential Information” means information and materials that are confidential or proprietary, and includes without limitation, Inventions, research, laboratory notes, data, analysis, assays, designs, methods, flow charts, drawings, specifications, plans, prototypes, apparatus, devices, biological materials and their progeny and derivatives, reagents, specimens, manufacturing and production processes, patents portfolio, pre-clinical and clinical trials (abandoned or undertaken), regulatory filings and correspondences, software, financial statements and forecasts, customer and supplier lists, relationship with consultants, contracts, business plans and marketing strategies;

(d) “Effective Date” is the date on which the Protiva Transaction closes as defined in the agreement between the parties to the Protiva Transaction.

(e) “For Cause” has the meaning determined from time to time in employment law and includes

(i) the willful and continued failure by the Executive to perform his or her duties with the Company or to follow lawful direction from the Company’s Board of Directors or management, provided that if such failure is as a result of disability or occurs after the circumstances that would entitle the Executive to terminate for Good Reason (as defined in Appendix “D”), this will not constitute a “For Cause” basis; or

(ii) the willful engaging by the Executive in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise;

and any such action by the Executive or any failure on the part of the Executive to act, will be deemed to be “willful” when done (or “omitted” to be done) and such action will be deemed to be in bad faith and contrary to the best interests of the Company.

(f) “Protiva Transaction” has the meaning ascribed to it in the Preamble above.

2. EMPLOYMENT

(a) The Company will employ the Executive in the position of Executive Vice President, Finance and Chief Financial Officer as of the Effective Date. The Executive will perform the Services set out in Appendix “A” and any other duties as determined by the Company from time to time and will comply with all lawful instructions as may be given by members of management of the Company.

(b) For statutory purposes, the Executive’s effective date of commencement with the Company is May 7, 1997.

(c) The Executive acknowledges and agrees that the employment relationship will be governed by the standards and terms established by the Company’s policies as they are established from time to time and agrees to comply with the terms of such policies so long as they are not inconsistent with any provisions of the Agreement. The Executive will inform himself of the details of such policies and amendments thereto established from time to time.

(d) The Executive agrees that as a high technology professional, as defined in the Employment Standards Act of British Columbia Regulations, his or her hours of work will vary and may be irregular and will be those hours required to meet the objectives of his or her employment. The Executive agrees that the compensation described in paragraph 3 of this Agreement compensates him or her for all hours worked.

(e) The Executive will devote himself exclusively to the Company’s business and will not be employed or engaged in any capacity in any other business without the prior permission of the Company, such permission not to be unreasonably withheld.

(f) The Executive will promptly disclose to the Company upon execution of this Agreement a list of all Inventions which are used in or relate to the business of the Company, its subsidiaries and/or affiliates and which the Executive has conceived of prior to the execution of this Agreement (together, “Prior Inventions”), unless the Executive is under an obligation to someone else not to disclose an Invention. The list of Prior Inventions will be attached as Appendix “B” to this Agreement.

3. REMUNERATION AND BENEFITS

The Company:

(a) will pay the Executive an annual salary as set out in Appendix “C” to this Agreement, such salary to be paid in twice monthly installments, in arrears, subject to the normal statutory deductions (the “Base Wage”);

(b) will allow the Executive to enroll in the Company’s insurance benefits package, as amended from time to time. The benefits will be provided in accordance with the formal plan documents or policies and any issues with respect to entitlement or payment of benefits under the insurance benefits package will be governed by the terms of such documents or policies. The Company and the Executive will discuss the opportunity for life insurance consistent with other executives at the Company. The Company reserves the right to unilaterally revise the terms of the insurance benefits package;

(c) will reimburse the Executive for all reasonable expenses incurred by the Executive in connection with his or her performance of the Services. The Executive will provide the Company with receipts supporting his or her claim for reimbursement;

(d) will subject to the terms of the plans, allow the Executive to be eligible for participation in the Company’s share incentive plans;

(e) will, subject to the terms of the plans, allow the Executive to be eligible for participation in the Company’s bonus plans; and

(f) will provide the Executive with four weeks vacation each year, to be scheduled at a time that is mutually acceptable to the Executive and the Company.

(g) will, within 1 week after the first public announcement of the Protiva Transaction, provide the Executive an option grant under the Company’s share incentive plan (the “Further Options”) to purchase 350,000 common shares of the Company. These Further Options will be priced in accordance with the Company’s Stock Option Plan and are subject to shareholder and regulatory approval. All 350,000 options will vest 1 year and 1 day after the Effective Date, provided only that the Executive is employed by the Company on that date.

(h) will, on the date that is 1 year and 1 day after the Effective date, pay to the Executive a retention bonus in the amount of $125,000, provided only that the Executive is employed by the Company on that date.

4. CONFIDENTIALITY

(a) Confidential Information. During the Executive’s employment with the Company, the Executive may have had or will have access to information and materials that are confidential or proprietary to the Company, its subsidiaries or its affiliates (together, “Confidential Information”). Such Confidential Information includes, without limitation, Inventions, research, laboratory notes, data, analysis, assays, designs, methods, flow charts, drawings, specifications, plans, prototypes, apparatus, devices, biological materials and their progeny and derivatives, reagents, specimens, manufacturing and production processes, patents portfolio, pre-clinical and clinical trials (abandoned or undertaken), regulatory filings and correspondences, software, financial statements and forecasts, customer and supplier lists, relationship with consultants, contracts, business plans and marketing strategies. The Company’s obligation to hold in confidence information belonging to third parties is also considered Confidential Information. However, Confidential Information excludes information and materials which the Executive can demonstrate by written record: (i) were known by the Executive before the Company’s disclosure to the Executive; (ii) properly came into the Executive’s possession from a third party who was not under any obligation to the Company to maintain the confidentiality; or (iii) had become generally available to the public through no fault of the Executive.

(b) Maintaining Confidentiality. The Executive will maintain the confidentiality of the Company’s Confidential Information both during and after the Executive’s employment with the Company. The Executive will not use, copy, disclose, publish, make available, distribute or otherwise exploit the Company’s Confidential Information, directly or indirectly, without first obtaining the Company’s written consent, except in furtherance of the Executive’s employment with the Company, or except as required by applicable law provided that the Executive has first promptly notified the Company of such requirement prior to disclosure of the Company’s Confidential Information.

(c) Ownership of Confidential Information. All rights, title and interest in and to the Company’s Confidential Information, whether or not developed by the Executive, will be and remain the exclusive property of the Company, its subsidiaries, affiliates or the relevant third party as the case may be.

(d) Return of Confidential Information. Once the Executive has ceased to be an Executive with the Company, the Executive will return to the Company promptly all the Company’s Confidential Information and all other information, documents and materials which are used in or relate to the Company’s business, whether or not they are confidential.

5. INVENTION ASSIGNMENT

(a) The Executive agrees that the Company will have exclusive ownership in all Inventions which are used in or relate to the Company’s business and which the Executive conceives of or makes for the Company or its subsidiaries or affiliates during the Executive’s employment with the Company and that the Executive will promptly disclose the Inventions to the Company in writing. This will be the case, whether or not an Invention is: (i) capable of being protected by copyright, patent, industrial design, trade mark or other similar legal protection, (ii) conceived or made by the Executive during or outside his or her regular working hours, or (iii) conceived or made by the Executive alone or jointly with others. However, it is acknowledged and agreed that this paragraph will not apply to any Invention developed by the Executive outside his or her regular working hours if such Invention: (i) was not within the scope of the Executive’s employment duties, (ii) was developed without the use of Confidential Information, and (iii) was developed without the use of any of the Company’s corporate resources.

(b) The Executive hereby assigns and will assign to the Company all rights, title and interest may now or in the future have in and to the Inventions and waives his or her moral rights to any and all copyrights subsisting in the Inventions. If required by the Company, the Executive will sign any applications or other documents the Company may reasonably request: (i) to obtain or maintain patent, copyright, industrial design, trade mark or other similar protection for the Inventions, (ii) to transfer ownership of the Inventions to the Company, and (iii) to assist the Company in any proceeding necessary to protect and preserve the Inventions. The Company will pay for all expenses associated with preparing and filing such documents, and any expenses arising from actions taken to protect and preserve the Inventions.

6. NON-COMPETITION AND NON-SOLICITATION

(a) If you cease to be employed by the Company for any reason, you will not on your behalf or on behalf of any third party, for a period of one year following the termination of your employment, in any manner whatsoever, enter into, carry on, or be engaged in, connected with or interested in any commercial activity that is involved, anywhere in the world, in the use of lipid-based carrier systems to deliver oncology drugs or therapies.

(b) Upon the termination of the Executive’s employment with the Company, for any reason whatsoever, the Executive will not, for a period of 12 months commencing on the date of termination of employment, directly or indirectly, as a shareholder, employer, Executive, partner, proprietor, director, officer, principal, agent, advisor or through the medium of any firm, corporation or other entity or in any other capacity whatsoever:

(i) solicit or attempt to solicit any Executive or any person or entity that is a customer or supplier of the Company; or

(ii) do any act the probable result of which would be detrimental to the Company or would cause the relations between the Company and its Executives, customers or suppliers to be impaired.

(c) Each of paragraphs (a) and (b) are separate covenants and are severable from the other.

7. INJUNCTIVE RELIEF

(a) The Executive understands and agrees that the Company has a material interest in preserving the relationships it has developed with its Executives, customers and suppliers against impairment by competitive activities of a former Executive. Accordingly, the Executive agrees that the restrictions and covenants contained in paragraphs 5 and 6 are reasonably required for the protection of the Company and its goodwill and that the Executive’s agreement to those restrictions and covenants by the execution of this Agreement, are of the essence to this Agreement and constitute a material inducement to the Company to enter into this Agreement and to employ the Executive, and that the Company would not enter into this Agreement absent such an inducement.

(b) The Executive understands and acknowledges that if the Executive breaches paragraphs 5 or 6, that breach will give rise to irreparable injury to the Company for which damages are an inadequate remedy, and the Company may pursue injunctive relief for such breach in the Supreme Court of British Columbia.

8. TERMINATION

(a) The Executive may terminate his employment by giving at least three months advance notice in writing to the Company of the effective date of the resignation. The Company may waive such notice, in whole or in part and if it does so, the Executive’s employment will cease on the date such notice of waiver is given to the Executive and the Company shall immediately pay to the Executive such salary and other remuneration that would have come due to the Executive through to the effective date of the resignation.

(b) The Company may terminate the Executive’s employment

(i) without notice or payment in lieu thereof, For Cause, and such cause for termination will constitute a waiver of your right to any minimum notice as well as to any payment or benefits instead of notice, or

(ii) at the Company’s sole discretion for any reason, without cause, upon providing the Executive with severance as described in Appendix “D”.

(c) If the Executive’s employment is terminated by the Company other than For Cause, or if the Executive’s employment is terminated by the Executive for Good Reason, the Company will pay to the Executive those payments set out in Appendix “D”.

(d) If the Executive’s employment is terminated by the Executive for any reason other than Good Reason at any time on or after the date that is 3 months after the Effective Date and on or before the date that is 12 months after the Effective Date, then, notwithstanding anything to the contrary in this Agreement or the Appendices hereto, the Company will pay to the Executive those payments set out in Appendix “D”, except:

(i) the Base Salary used to calculate the Executive’s Annual Compensation will be $225,750; and,

(ii) the Target Bonus used to calculate the Executive’s Annual Compensation will be $112,875; and,

(iii) the Executive will not be required to provide the Company with any notice of termination.

(e) The Executive’s employment will terminate on the Executive’s death, in which case the Executive’s estate will be provided with any outstanding portion of the Executive’s Base Wage, bonus and other entitlements owing up to the date of death. No other payments or compensation will be provided.

(f) In order to be entitled to receive the payments contemplated under Appendix “D” in excess of those required by applicable employment standards legislation, the Executive

(i) will deliver to the Company, in a form and manner acceptable to the Company, a release saving the Company and its affiliates, Executives, officers and directors harmless for all matters arising or resulting from employment by the Company and the termination of that employment, and

(ii) will abide by his or her contractual and common law obligations (including those set out in this Agreement) in respect of protection of intellectual property, confidentiality, non-competition and non-solicitation during their employment and following the termination of that employment and upon the Executive not having engaged in any conduct constituting just cause for dismissal during his or her employment.

9. RETURN OF MATERIALS UPON TERMINATION OF EMPLOYMENT

The Executive will return to the Company all Company documents, files, manuals, books, software, equipment, keys, equipment, identification or credit cards, and all other property belonging to Company upon the termination of his or her employment with the Company for any reason.

10. GENERAL PROVISIONS

(a) Non-Waiver. Failure on the part of either party to complain of any act or failure to act of the other of them or to declare the other party in default of this Agreement, irrespective of how long such failure continues, will not constitute a waiver by such party of its rights hereunder or of the right to then or subsequently declare a default.

(b) Severability. In the event that any provision or part of this Agreement is determined to be void or unenforceable in whole or in part, the remaining provisions, or parts of it, will be and remain in full force and effect.

(c) Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the employment of the Executive and supersedes any and all agreements, understandings, warranties or representations of any kind, written or oral, express or implied, including any relating to the nature of the position or its duration, and each of the parties releases and forever discharges the other of and from all manner of actions, causes of action, claim or demands whatsoever under or in respect of any agreement.

(d) Survival. The provisions of paragraphs 4 to 7, and paragraph 10(f), will survive the termination of this Agreement.

(e) Modification of Agreement. Any modification of this Agreement must be in writing and signed by both the Company and the Executive or it will have no effect and will be void.

(f) Disputes. Except for disputes arising in respect of paragraphs 4 to 7, all disputes arising out of or in connection with this Agreement and the employment relationship between the parties, are to be referred to and finally resolved by arbitration administered by the British Columbia International Commercial Arbitration Centre, pursuant to its Rules. The place of arbitration will be Vancouver, British Columbia.

(g) Governing Law. This Agreement will be governed by and construed according to the laws of the Province of British Columbia.

(h) Reimbursement of Legal Fees. The Company will reimburse the Executive for all reasonable and receipted legal fees incurred by the Executive in the negotiation, drafting, and completion of this Agreement and the Employment Agreement dated January 1, 2008.

(i) Independent Legal Advice. The Executive agrees that the contents, terms and effect of this Agreement have been explained to him or her by a lawyer and are fully understood. The Executive further agrees that the consideration described aforesaid is accepted voluntarily for the purpose of employment with the Company under the terms and conditions described above.

(j) Applicability of Agreement. For greater clarity, the Parties hereto agree that this Agreement is of no force or effect if the Protiva Transaction has not closed by June 30, 2008 (or such later date as the parties hereto may mutually agree in writing). In the event that the Protiva Transaction does not close by that date, the Executive’s employment by the Company will be governed by the Employment Agreement between the parties dated January 1, 2008.

IN WITNESS WHEREOF this Agreement has been executed by the Parties hereto as of the date and year first above written.

SIGNED, SEALED AND DELIVERED by Ian Mortimer in the presence of: /s/ GREGG ASHBY	) ) ) ) )	/s/ IAN MORTIMER
Witness GREGG ASHBY	) )	Ian Mortimer
Address 2345 YORK AVENUE, VANCOUVER, BC	) )
ACCOUNTANT	) )
Occupation	)

TEKMIRA PHARMACEUTICALS CORPORATION

Per:	/s/ DARRELL J. ELLIOTT
Darrell J. Elliott

APPENDIX “A”

Description of Services

Executive Vice President, Finance and Chief Financial Officer

The Executive Vice President, Finance and Chief Financial Officer is accountable to the Chief Executive Officer (CEO) for strategy and operational excellence related to the financial goals and facility needs of the organisation. Leads senior management team in the development and evaluation of strategies to ensure TEKMIRA’s continued growth and business success. Leads, develops and mentors reporting staff and departments in Finance, Human Resources and Investor Relations, and Information Services. Has financial accountability for the Executive Unit as per the current corporate approvals matrix.

Specific Accountabilities:

1.	Provides strategic direction, oversight and management to business areas of Finance, Human Resources, Investor Relations and Information Services aligning department and project objectives with overall corporate objectives.

2.	Acts as a member of the Executive Team, participating in the preparation and on-going evaluation of the company’s strategic and operational plan and opportunities and the development and approval of company philosophies, policies and procedures.

3.	Assumes the lead role in directing financing activities, ensuring compliance with appropriate securities commissions ensuring internal and Board agreement on direction and activities. Directs, leverages and develops internal staff in a collaborative manner to achieve goals.

4.	May participate as a member of joint steering committees as structured between TEKMIRA and potential partners and collaborators.

5.	Collaborates, where necessary, with a variety of internal and external technical and medical experts to provide input into and support to TEKMIRA’s drug research and development pipeline.

6.	With a solid understanding of overall business processes and company strategic and operational plans, develops near and far term plans for the attraction and development of staff to meet business objectives.

7.	Maintains up to date knowledge of company philosophies, plans and processes in: finance planning and reporting, human resources planning and leadership, and project planning, management and reporting.

a.	Establishes and submits for CEO’s approval, the group’s annual budgets encompassing financial and human resource planning. Acts as an authorizing signatory as per current Corporate Approvals Matrix.

b.	Assigns responsibility within reporting functions to ensure corporate, departmental and project goals are achieved in a timely manner in accordance with the Company’s strategic plan and to attract and retain highly qualified personnel by providing a rewarding and stimulating professional environment.

c.	Performs ongoing assessment of development and training needs of reporting staff and provides training through mentoring, coaching and professional training courses to ensure continued development of personnel.

d.	Conducts and documents with direct reports, their quarterly objectives and annual performance reviews to ensure performance and development standards are met.

e.	Within overall human resource and compensation guidelines, makes recommendations for promotions, salary increases and bonus payments.

8.	Ensures all activities are conducted in compliance with any pertinent regulatory, or statutory requirements, and in accordance with scientific standards, ethical and professional values, management philosophy, established priorities, policies and practices of the Company.

Other duties as assigned

APPENDIX “B”

List of Prior Inventions

Ian Mortimer	Date

APPENDIX “C”

A. Annual Compensation effective as at the Effective Date:

Base Wage: C$285,000 per annum

Bonus Target: C$285,000 × 50% = C$142,500

APPENDIX “D”

Terminations

1. DEFINITIONS

In this Appendix:

“Annual Compensation” means the sum of

(a)	your Base Wage as at the end of the month immediately before the Date of Termination; and

(b)	an amount equal to the full Bonus Target, that is 100% of Bonus Target.

“Board” means the board of directors of the Company;

“Change of Control” means the occurrence of any one of:

(a)	the acquisition or continuing ownership by any person or persons acting jointly or in concert (as such phrase is defined in the Securities Act (British Columbia)), directly or indirectly, of Common Shares or of Convertible Securities, which, when added to all other securities of the Company at the time held by such person or persons, or persons associated or affiliated with such person or persons within the meaning of the Company Act (British Columbia) (collectively, the “Acquirors”), and assuming the conversion, exchange or exercise of Convertible Securities beneficially owned by the Acquirers, results in the Acquirers beneficially owning shares that would, notwithstanding any agreement to the contrary, entitle the holders thereof for the first time to cast more than 50% of the votes attaching to all shares in the capital of the Company that may be cast to elect directors;

(b)	the sale, lease, exchange or other disposition of all or substantially all of the Company’s assets;

(c)	an amalgamation, merger, arrangement or other business combination (a “Business Combination”) involving the Company that results in the security holders of the parties to the Business Combination other than the Company owning, directly or indirectly, shares of the continuing entity that entitle the holders thereof to cast more than 50% of the votes attaching to all shares in the capital of the continuing entity that may be cast to elect directors; or

(d)	the Board, by resolution, determines that a Change of Control of the Company has occurred.

“Common Shares” means Common shares without par value in the capital of the Company;

“Convertible Securities” means securities convertible into, exchangeable for or representing the right to acquire Common Shares;

“Date of Termination” means the date of termination of your employment with the Company, whether by you or by the Company;

“Good Reason” includes, without limitation, the occurrence, without your written consent (except in connection with the termination of your employment For Cause or as otherwise limited below) of any one or more of:

(a)	a material adverse change in your position, duties, responsibilities, title or office, which includes any removal of you from or any failure to re-elect or re-appoint you to any such positions or offices;

(b)	a material adverse reduction by the Company of your salary, benefits or any other form of remuneration or any material adverse change in the basis on which your salary, benefits or any other form of remuneration payable by the Company is determined, unless such reduction or change is made to the compensation of substantially all Executives of the Company as part of a cost reduction initiative and the reduction or change does not result in the Executive suffering a greater than 10% reduction in their Annual Compensation;

(c)	any failure by the Company to continue in effect any benefit, bonus, profit sharing, incentive, remuneration, compensation, stock ownership, pension or retirement plan in which you are participating or are entitled to participate immediately before the Change of Control, where such failure has the effect of constituting a material adverse change to your terms of employment, or the Company taking any action or failing to take any action that would adversely affect your participation in or reduce your rights or benefits under any such plan where such failure has the effect of constituting a material adverse change to your terms of employment;

(d)	any failure by the Company to provide you with the number of paid vacation days per year to which you were entitled immediately before the Change of Control;

(e)	the Company taking any action to deprive you of any material employment benefit not mentioned above and enjoyed by you immediately before the Change of Control where such action has the effect of constituting a material adverse change to your terms of employment, or the Company failing to increase or improve such material benefit on a basis consistent with practices in effect immediately before the Change of Control or with practices implemented after the Change of Control with respect to the executives of the Company, whichever is more favourable to you;

(f)	any material breach by the Company of any provision of this Agreement where such breach has the effect of constituting a material adverse change to your terms of employment;

(g)	the failure by the Company to obtain, in a form reasonably satisfactory to you, an effective assumption of its obligations under this Agreement by any successor to the Company, including a successor to a material portion of its business; and

(h)	the Company requiring you to relocate at the time of a Change in Control of the Company, except for required travel on the Company’s business substantially consistent with your present business travel obligations; and

2. ENTITLEMENT ON DISMISSAL

If, at any time the Executive’s employment is terminated by the Company other than For Cause, is terminated by the Executive for Good Reason, or is terminated by the Executive pursuant to section 8(d) of this Agreement:

(a)	the Company will provide the Executive with a payment equal to 24 months of the Executive’s Annual Compensation;

(b)	if the Executive holds any options, rights, warrants or other entitlements (collectively, the “Securities”) issued by the Company or any affiliate thereof for the purchase or acquisition of shares in the capital of the Company or any affiliate thereof, regardless of whether the Securities may then be exercised, all such Securities will be deemed to be granted to the Executive, vested, and available for exercise immediately and continuing for a period that ends on the earlier of the original expiry date of the option and 24 months after the date on which the Executive’s employment terminated, subject only to any required regulatory approval;

(c)	the Company will not seek in any way to amend the terms of any loans from the Company to the Executive;

(d)	The Company will pay to the Executive a prorated amount of their annual bonus, based on the following formula. The bonus will be based on an amount equal to, the average of the previous three (3) calendar years preceding the date of termination of employment, of the overall percent achievement of Bonus Target used to determine annual bonus payments. In all cases, the determination shall be calculated to the Executive’s current Total Bonus Target as determined in the Executive’s most recent Appendix “C”. The amount will then be prorated based on the time from which their most recent bonus was paid to the date of termination of employment.

(e)	the Company will maintain during the notice period all extended health and dental benefits (as permitted by the Company’s insurer) that the Executive was eligible to receive immediately before the Date of Termination, and at the end of the notice period will pay a lump sum equal to the value, if any, in settlement of any remaining benefits value;

(e)	the Company will pay to the Executive all outstanding and accrued regular and special vacation pay to the Date of Termination;

(f)	the Company will during the notice period continue to make matching payments under and according to the terms of the Company’s RRSP Matching Plan, provided that the maximum amount payable will be pro-rated for the period from the start of the calendar year to end of the notice period; and

(f)	the Executive will not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor will the amount of any payment or benefit provided for in this Agreement be reduced by any compensation earned by the Executive as the result of employment by another employer or by retirement benefits after the Date of Termination, or otherwise provided, however, that if the Executive terminates his employment for Good Reason, then the above provisions will only be applicable for 12 (twelve) months after the date of the event giving rise to the Good Reason.